

Mail Stop 3720

December 19, 2016

Richard A. Doyle
Chief Financial Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458

       Re: **Five Star Quality Care, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 2, 2016
              Form 8-K
              Filed November 3, 2016
              File No. 1-16817

Dear Mr. Doyle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Consolidated Statement of Cash Flows, page F-8

1. We note that your cash flow from operations increased significantly from the year ended December 31, 2014 to December 31, 2015. Your explanation for the increase in cash flows from operations on page 47 states, "The improvement in cash flows provided by our operating activities was primarily due to increased average monthly rates to private pay residents and improved operating expense controls." However, we note that the change in

the line item "Other current and long term liabilities" represents 26% of the increase.   Please expand your explanation on page 47 to be consistent with the reasons for the increases as reflected in the statement of cash flows.   Specifically, tell us and explain in more detail why the increase in cash flows from operations was primarily due to increased average monthly rates and improved operating expense controls.

15. Related Party Transactions, page F-26

2. Please tell us how you consider ASC 850-10-50-5 in your related party disclosures.

Form 8-K filed November 3, 2016

Exhibit 99.1

3. We note that you exclude lease expenses from EBITDAR. Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications